Exhibit (a)(5)

AAR CORP. Announces Commencement of $135 Million Modified Dutch Auction Tender Offer for its Common Stock

WOOD DALE, IL, April 27, 2015 — AAR CORP. (NYSE: AIR) today announced that it is commencing a modified “Dutch auction” tender offer to purchase shares of its common stock for an aggregate cash purchase price of not more than $135 million.

Pursuant to the tender offer, company stockholders may tender all or a portion of their shares (1) at a price specified by the tendering stockholder of not less than $29.00 per share and not more than $32.00 per share or (2) without specifying a purchase price, in which case their shares will be purchased at the purchase price determined in accordance with the tender offer. When the tender offer expires, AAR will determine the lowest price within the range of prices specified above (the “purchase price”) that allows AAR to purchase up to an aggregate of $135 million of its common stock. Stockholders will receive the purchase price in cash, subject to applicable withholding and without interest, for shares tendered at prices equal to or less than the purchase price, subject to the conditions of the tender offer, including the provisions relating to proration, “odd lot” priority and conditional tenders in the event that the aggregate cost to purchase all of the shares validly tendered and not validly withdrawn at or below the purchase price exceeds $135 million. These provisions are described in the Offer to Purchase and the Letter of Transmittal relating to the tender offer that will be distributed to stockholders. AAR also reserves the right to purchase up to an additional 2% of its shares outstanding without extending the tender offer. All shares purchased by AAR will be purchased at the same price. All shares tendered at prices higher than the purchase price will be promptly returned to stockholders.

The tender offer will not be conditioned upon any minimum number of shares being tendered; however, the tender offer will be subject to a number of other terms and conditions specified in the Offer to Purchase. The tender offer and withdrawal rights will expire at the end of the day, 12:00 midnight, New York City time, on May 22, 2015, unless extended or terminated by AAR. Tenders of shares must be made prior to the expiration of the tender offer and may be withdrawn at any time prior to the expiration of the tender offer. Stockholders wishing to tender their shares but who are unable to deliver them physically or by book-entry transfer prior to the expiration of the tender offer, or who are unable to make delivery of all required documents to the depositary prior to the expiration of the tender offer, may tender their shares by complying with the procedures set forth in the Offer to Purchase for tendering by notice of guaranteed delivery. D.F. King & Co., Inc. is serving as information agent for the tender offer. Wells Fargo Securities, LLC is acting as dealer manager. Computershare Trust Company, N.A. is acting as the depositary for the tender offer.

AAR’s board of directors has authorized the tender offer. However, none of the company, the company’s board of directors, the dealer manager, the information agent or the depositary makes any recommendation to stockholders as to whether to tender or refrain from tendering their shares or as to the price or prices at which stockholders may choose to tender their shares. No person is authorized to make any such recommendation. Stockholders must make their own decision as to whether to tender their shares and, if so, how many shares to tender and the price or prices at which their shares should be tendered. In doing so, stockholders should read carefully the information in, or incorporated by reference in, the Offer to Purchase and the Letter of Transmittal (as they may be amended or supplemented), including the purposes and effects of the offer. Stockholders are urged to discuss their decisions with their own tax advisors, financial advisors and/or brokers.

News Release for Informational Purposes Only

This news release is for informational purposes only and is not an offer to buy or the solicitation of an offer to sell any shares of AAR CORP. common stock. The offer is being made solely by the Offer to Purchase and the related Letter of Transmittal, as they may be amended or supplemented. Stockholders and investors are urged to read AAR’s tender offer statement on Schedule TO to be filed with the Securities and Exchange Commission (the “SEC”) in connection with the tender offer, which will include as exhibits the Offer to Purchase, the related Letter of Transmittal and other offer materials, as well as any amendments or supplements to the Schedule TO when they become available, because they contain important information. Each of these documents will be filed with the SEC, and investors may obtain them for free from the SEC at its website (www.sec.gov) or from D.F. King & Co., Inc., the information agent for the tender offer, by telephone at: (866) 387-0770, or in writing to: 48 Wall Street, 22nd Floor, New York, NY 10005.

About AAR

AAR is a global aerospace and defense company that employs more than 5,000 people in over 20 countries. Based in Wood Dale, Illinois, AAR supports commercial, government and defense customers through two operating segments: Aviation Services and Expeditionary Services. AAR’s Aviation Services include inventory management; parts supply; OEM parts distribution; aircraft maintenance, repair and overhaul; and component repair. AAR’s Expeditionary Services include airlift operations; mobility systems; and command and control centers in support of military and humanitarian missions. More information can be found at www.aarcorp.com.

Forward-Looking Statements

This press release contains certain statements relating to future results, which are forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995.  These forward-looking statements are based on beliefs of Company management, as well as assumptions and estimates based on information currently available to the Company, and are subject to certain risks and uncertainties that could cause actual results to differ materially from historical results or those anticipated, including those factors discussed under Item 1A, entitled “Risk Factors”, included in the Company’s Form 10-K for the fiscal year ended May 31, 2014. Should one or more of these risks or uncertainties materialize adversely, or should underlying assumptions or estimates prove incorrect, actual results may vary materially from those described.  These events and uncertainties are difficult or impossible to predict accurately and many are beyond the Company’s control.  The Company assumes no obligation to update any forward-looking statements to reflect events or circumstances after the date of such statements or to reflect the occurrence of anticipated or unanticipated events. For additional information, see the comments included in AAR’s filings with the Securities and Exchange Commission.

Contact

John C. Fortson, Vice President, Chief Financial Officer and Treasurer, (630) 227-2075 john.fortson@aarcorp.com